One Belvedere Place Suite 300 Mill Valley, CA 94941 Phone 415.389.7373

VIA EDGAR

August 6, 2025

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, D.C. 20549

Attn:	William Demarest Isaac Esquivel
Office of Real Estate & Construction

Re:	Redwood Trust, Inc.
Response to Comments on:
Form 10-K for the Year Ended December 31, 2024

File No. 001-13759

Dear Messrs. Demarest and Esquivel,

On behalf of Redwood Trust, Inc. (“Redwood” or the “Company”), I hereby provide the following responses in reply to the Staff’s comment letter dated July 24, 2025 (the “Comment Letter”) in connection with the above-referenced Annual Report on Form 10-K (the “Form 10-K”). For your convenience, our responses are preceded with an italicized recitation of the comments set forth in the Comment Letter.

Form 10-K for the Year Ended December 31, 2024

Item 1A. Risk Factors

Through certain of our wholly-owned subsidiaries we have engaged in the past…, page 35

1.

We note your disclosure on page 37 that you have incorporated blockchain technology into securitization transactions. Please clarify which blockchain you use and how the blockchain is used in the securitization process. Describe how you access the blockchain and the functions you have under this access.

Redwood respectfully advises the Staff that Redwood engages LiquidFi, Inc. (“LiquidFi”), a corporation in which Redwood owns a minority interest, to act as distributed ledger agent for certain residential mortgage-backed securitization transactions sponsored by subsidiaries of Redwood. In this role, LiquidFi leverages its blockchain-based technology to provide end users with reporting of loan level payments of principal and interest on the underlying residential mortgages by maintaining a platform at https://www.liquidfi.io/deals/. End users can access this platform to view updated information on each business day relating to payments received on the servicing released mortgage loans, which are mirrored through digital entries on the Stellar blockchain.

LiquidFi, in its capacity as distributed ledger agent, is responsible for maintaining its digital asset platform and performing the duties it is obligated to perform under the distributed ledger agent agreement. Additionally, one or more third-party residential mortgage sub-servicers for these securitization transactions is responsible for creating the daily payment files that the distributed ledger agent relies upon to perform its duties under the distributed ledger agent agreement, including making payment information available to end users on the distributed ledger agent’s platform. The distributed ledger agent receives, processes, uploads and distributes information to and from its digital asset platform, and/or grants end users access to the same. The distributed ledger agent relies on information technology networks and systems, including the internet, to receive, process, distribute and otherwise make information available to end users in connection with its obligations under the distributed ledger agent agreement.

August 6, 2025

2.	Related to the comment above, tell us whether any “tokenized” digital securities have been issued to date and your accounting policies related to any such issuances.

Redwood respectfully advises the Staff that Redwood has not issued any such “tokenized” digital securities to date, and has no imminent plans to do so, therefore, Redwood has not adopted any accounting policies related to such issuances.

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Should you have any further comments or questions about this letter, please contact me by telephone at 415-384-3827 or by email at brooke.carillo@redwoodtrust.com.

Very truly yours,

Redwood Trust, Inc.

By:	/s/ Brooke Carillo
Brooke Carillo
Chief Financial Officer